17006115

SEC
Mail Processing
Section
FEB 06 2017
Washington DC
406

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cascade Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 S. Cascade Avenue, Suite 1250
(No. and Street)

Colorado Springs, CO 80903
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dana M. Capozzella 719-632-0818
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stockman Kast Ryan & Company LLC
(Name – *if individual, state last, first, middle name*)

102 N. Cascade Avenue, Suite 400, Colorado Springs, CO 80903
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2017 FEB -7 PM 2:11
RECEIVED

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CASCADE INVESTMENT GROUP, INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016

OATH OR AFFIRMATION

I, Kennet hM. Beach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cascade Investment Group, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DANA M. CAPOZZELLA
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20004032642
MY COMMISSION EXPIRES JANUARY 2, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cascade Investment Group, Inc.
Table of Contents

stockman kast ryan + co
LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Cascade Investment Group, Inc.

We have audited the accompanying statement of financial condition of Cascade Investment Group, Inc. (the Company) as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cascade Investment Group, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Cascade Investment Group, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Stockman Kast Ryan + Co, LLP

Colorado Springs, Colorado
February 2, 2017

Cascade Investment Group, Inc.
Statement of Financial Condition
December 31, 2016

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$485,406
Receivable from clearing organization	$20,858
Investments	$133,184
Other assets	$20,741
Cash held on deposit with clearing broker	$25,000
	$685,189

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$184,349
	$184,349

STOCKHOLDERS' EQUITY

Common stock, no par value, 50,000 shares authorized, 115 shares issues and outstanding	$74,040
Retained earnings	$426,800
	$500,840
	$685,189

The accompanying notes are an integral part of these financial statements.

Cascade Investment Group, Inc.
Statement of Income
December 31, 2016

REVENUES	
Commissions and asset management fees	$2,110,252
Investment income	$1,418
Interest income	$5,925
Total revenues	$2,117,595
EXPENSES	
Commissions	$1,154,683
Employee compensation and benefits	$491,465
Occupancy	$90,154
Clearance fees	$97,104
Communications and data processing	$131,646
Other operating expenses	$136,995
Total expenses	$2,102,047
INCOME BEFORE PROVSION FOR INCOME TAXES	$15,548
Provision for income taxes	$6,281
NET INCOME	$9,267

The accompanying notes are an integral part of these financial statements.

Cascade Investment Group, Inc.
Statement of Stockholders' Equity
December 31, 2016

	Common Stock			
	Number of shares	Amount	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2016	115	$74,040	$417,533	$491,573
Shares repurchased	0	-	-	-
Net Income	-	-	$9,267	$9,267
Balance, December 31, 2016	115	$74,040	$426,800	$500,840

The accompanying notes are an integral part of these financial statements.

Cascade Investment Group, Inc.
Statement of Cash Flows
December 31, 2016

OPERATING ACTIVITIES	
Net Income	$9,267
Adjustments to reconcile net income to net cash provided by operating activities:	
Net realized and unrealized gain on investment securities	-$1,418
Net proceeds from purchase and sale of investments	-$999
Changes in assets and liabilities:	
Increase in receivable from clearing organization	-$1,068
Decrease in other assets	$6,559
Decrease in accounts payable and accrued expenses	-$4,287
Cash provided by operating activates	$8,054
INVESTING ACTIVITIES	
Cash provided by investing activities	$0
FINANCING ACTIVITIES	
Cash (used in) financing activities	$0
NET INCREASE IN CASH	$8,054
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	$477,352
CASH AND CASH EQUIVALENTS AT END OF YEAR	$485,406
SUPPLEMENTAL CASHFLOW INFORMATION	
Cash paid for:	
Income taxes	$7,301
Interest	$0

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Organization

Cascade Investment Group, Inc. (the "Company"), is a Colorado corporation organized on September 16, 1993. The Company is a broker/dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company, in connection with its activities as a broker/dealer, is an introducing firm and is prohibited from receiving funds or securities from its customers; rather, the Company utilizes a clearing broker to perform the custodial functions. The Company maintains one office in Colorado Springs, Colorado.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Income Taxes

In accordance with FASB ASC TOPIC 740 – "Income Taxes", the Company accounts for income taxes using the asset and liability method, under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The Company recognizes and measures its unrecognized tax benefits in accordance with FIN 48. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Revenue Recognition

The Company recognizes commissions and related clearing expenses on a trade-date basis as securities transactions occur.

The Company receives managed account fees quarterly from its clients based on the average daily value of the clients' accounts. Managed account fees are recorded as they are earned.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Receivables

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be expensed when that determination is made.

Note 1 – Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk

The Company maintains all cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced a loss in such accounts.

Fair Value of Financial Instruments

The carrying value of cash, prepaid expenses, accounts payable, and securities approximates fair value because of the short maturity of these items.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for December 31, 2016, was $10,248.

Note 2 – Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $456,183, which was in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 40.41% at December 31, 2016.

Note 3 – Regulatory Provisions

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the provisions of Section (k)(2)(ii) and, therefore, is not required to make the periodic computation for determination of reserve requirements or information relating to the possession and control requirements under Rule 15c3-3.

Note 4 – Clearing Agreement

The Company has an agreement with RBC Capital Markets ("RBC") under which RBC clears all securities transactions for the Company's customers and also performs all "back room" functions for the Company. These functions include, among other things, executing customer orders as they are transmitted to RBC, preparing and mailing transaction confirmations and customer statements directly to the Company's customers and performing all cashiering functions for customer accounts.

The Company receives commission and fee income from RBC based on the number and size of transactions. The Company pays all costs associated with transactions executed through RBC plus a "per transaction" fee based on the amount of business transacted during the month.

Note 4 – Clearing Agreement (continued)

The agreement requires, and the Company maintains, a minimum cash deposit with RBC of $25,000.

The Company currently transacts all of its brokerage business through RBC. Should RBC not fulfill its obligations under the agreement, the Company may be exposed to risk. The risk of default depends on RBC's ability to continue to perform under the agreement as well as creditworthiness of RBC. It is the Company's policy to review, as necessary, the credit standing and financial viability of RBC.

Commissions receivable from the clearing organization at December 31, 2016, was $20,858.

Note 5 – Investments

The estimated fair market values of investments in securities December 31, 2016, is as follows:

	Cost	Gross Unrealized Gain/(Loss)	Estimated Fair Value
Equity securities	$ 76,202	$ 56,982	$ 133,184
Total	$ 76,202	$ 56,982	$ 133,184

Income from investments for 2016 consists of the following:

Interest and dividends	$ 5925
Realized and unrealized gains on investments	1418
Total	$ 7343

The estimated fair value of the investments was measured using quoted prices in active markets for identical assets.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous

market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Inputs are unobservable for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis December 31, 2016.

Assets	Level 1	Level 2	Level 3	Total
Investments:				
Domestic Common Stock	68,636			68,636
International Common Stock	15,255			15,255
International Equity Mutual Fund	8,292			8,292
Domestic Equity ETFs	29,217			29,217
REIT	11,784			11,784
Total				$ 133,184

Note 6 – Equity

The Company has authorized 50,000 shares of common stock, no par value per share. Each share of common stock is entitled to one vote.

Note 7 – Retirement Plan

The Company has a profit sharing plan, which is qualified under Section 401(k) of the Internal Revenue Code. The Company made contributions to the plan for the year ended December 31, 2016 of $28,709.

Note 8 – Commitments

The Company leases office space and equipment from unrelated parties under leases that expire from May 2017 through November 2019, with monthly payments ranging from $209.67 to $7,725. Total rent expense for the year ended December 31, 2016, was $90,154. In addition, the Company leases computer and other office equipment. The future anticipated minimum lease payments due to inflation are as follows:

2017		34,965
2018		6,144
2019		3,911
	$	45,020

Note 9 – Income Taxes

The Company accounts for income taxes under Accounting Standards subtopic 740-10, "Income Taxes" ("ASC 740-10"), which requires the use of the liability method. Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company's provision for income taxes differs from the tax that would result from applying statutory rates to income before income taxes primarily because the Company has differences resulting from the 50% limitation on meals and entertainment expenses, unrealized gains and losses, and depreciation. During the year ended December 31, 2016, the Company made $5,490 in estimated tax payments during the year and it has income tax receivable of $1,458 at December 31, 2016.

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years prior to 2013.

Note 10 – Subsequent Events

Management of the Company has evaluated all subsequent transactions through the date the financial statements were available to be issued and has determined that there are no subsequent events that require disclosure.

Cascade Investment Group, Inc.
Schedule I – Computation of Net Capital Under Rule 15c3-1
Of the Securities And Exchange Commission
December 31, 2016

Stockholders' equity		$500,840
Less:	Total nonallowable assets	$20,741
	Haircut of marketable securities	$23,916
Net Capital		$456,183
Aggregate indebtedness - from the Statement of Financial Condition		$184,349
Basic net capital requirement		$50,000
Excess net capital		$406,183
Ratio aggregate indebtedness to net capital		40.41%
Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2016:		$500,840

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited form.

The accompanying notes are an integral part of these financial statements.

Cascade Investment Group, Inc.
Schedule III – Computation for Determination of Reserve Requirements
And Information Relating to the Possession and Control
Requirements Under Rule 15c3-3
December 31, 2016

Cascade Investment Group, Inc. relies on Section K (2) (ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of these rules.

The accompanying notes are an integral part of these financial statements.

stockman kast ryan + co
LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Cascade Investment Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Cascade Investment Group, Inc. (the Company) identified the following provisions of 17 CFR § 15c3-3(k) under which the Company claimed an exemption from 17 CFR § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that Cascade Investment Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stockman Kast Ryan + Co, LLP

Colorado Springs, Colorado
February 2, 2017

Certified Public Accountants and Business Advisors | 102 N. Cascade Avenue, Suite 400, Colorado Springs, CO 80903

www.skrco.com
telephone: (719) 630-1186
facsimile: (719) 630-1187

CASCADE
INVESTMENT GROUP, INC.

Cascade Investment Group, Inc.'s Exemption Report

Cascade Investment Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

Cascade Investment Group, Inc.

I, Kenneth M. Beach, swear that, to my best knowledge and belief, the Exemption Report is true and correct.

By: ______________________

President

January 23, 2017

719.632.0818 800.984.9074 Fax 719.632.0887
90 South Cascade, Ste 1250 Colorado Springs, CO 80903
Investment Consultants Member NASD / SIPC Established 1994

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Cascade Investment Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Cascade Investment Group, Inc. (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules, trial balances, and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Stockman Kast Ryan + Co, LLP

Colorado Springs, Colorado
February 2, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2887*************************MIXED AADC 220
46943 FINRA DEC
CASCADE INVESTMENT GROUP INC
90 S CASCADE AVE STE 1250
COLORADO SPRINGS CO 80903-1692

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dana Capozzella 719-632-0818

2. A. General Assessment (item 2e from page 2) $ 4764

B. Less payment made with SIPC-6 filed (exclude interest) (2321)

7-20-2016
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2443

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2443

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $ 2443

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cascade Investment Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20 day of January, 20 17.

Compliance Officer / Secretary / Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,117,595
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0 ~~2,117,595~~
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	210,422
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	1418
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	211,840
2d. SIPC Net Operating Revenues	$ 1,905,755
2e. General Assessment @ .0025	$ 4764 (to page 1, line 2.A.)